Gentium S.p.A.

Share Capital Euro 14,956,317

Registered office in Villa Guardia (Como), Piazza XX Settembre no. 2

Registration number with the Register of Enterprises of Como no. 240386 – Tax code and VAT number no. 02098100130

CALL OF THE ORDINARY SHAREHOLDERS’ MEETING AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Gentium S.p.A. (hereinafter, the “Company”) are invited to attend the next ordinary shareholders’ meeting and extraordinary shareholders’ meeting of the Company, to be held, at the time indicated below, with the offices of the Notary Public, Mr. Massimo Caspani, in Via Pessina no. 3, Como, Italy, on June 26, 2009, in first call, and, if necessary, on June 30, 2009, at the same place and time, in second call, in order to discuss and resolve upon the following:

Agenda

Ordinary Shareholders’ Meeting (9:30 a.m. – CET)

1.	Approve the 2008 Italian GAAP financial statements of the Company and related documents and cover the annual operating losses by the utilization of the Company’s net worth reserve.

2.	Set the number of directors of the Board of Directors of the Company and elect members of the Board of Directors of the Company for the 2009/2010 term.

3.	Approve director compensation for the 2009/2010 term.

4.	Elect members of the Board of Statutory Auditors for the 2009/2012 term and approve their compensation.

5.	Approve the engagement of Reconta Ernst & Young, S.p.A. as the Company’s independent auditor for the fiscal year 2009 for U.S. GAAP Financial Statements and approve its compensation.

Extraordinary Shareholders’ Meeting (11:00 a.m. – CET)

1.	To cancel the par value of the ordinary shares of the Company.

2.
To grant the Board of Directors with the power to increase the capital of the Company up to Euro 100,000,000 on a separable basis, in one or more transactions, for a rights offering in which 3/4 of any such capital increase will initially be offered to existing shareholders and 1/4 of any such capital increase will be reserved for issuance to employees as equity incentives under the Company’s equity incentive plans in effect from time to time.

3.	To amend Article 6 of the Company’s bylaws to reflect the above resolutions, if applicable.

The shareholders may attend the Shareholders’ Meetings if they are provided with the relevant authentications by the authorized intermediary, pursuant to article 85 of the Legislative Decree no. 58 of 1998 and article 34 of the CONSOB resolution no. 11768 of December 23, 1998.  Holders of the Company’s American Depositary Shares (“ADSs”) of record on May 13, 2009 will be able to instruct The Bank of New York, the Company’s depositary of the ordinary shares representing the ADSs, to vote those ordinary shares at the meeting pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York.

The documents relating to the Shareholders’ Meetings will be deposited at the registered office of the Company according to the law.

Villa Guardia (Como), May 15, 2009

The Chairperson of the Board of Directors

(Dr. Laura Iris Ferro)